Filed Pursuant to Rule 424(b)(5)
Registration No. 333-156941

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 13, 2009)

ZBB ENERGY CORPORATION

504,630 Shares of Common Stock

We are offering 504,630 shares of our common stock, par value $.01 per share, to certain institutional investors (the “Initial Purchasers”) pursuant to this prospectus supplement and accompanying prospectus.  The purchase price of each share is $1.08.

Our common stock is traded on the NYSE Amex (formerly the American Stock Exchange) under the symbol “ZBB.”  As of December 31, 2010, the aggregate market value of our outstanding common stock held by non-affiliates was $24,653,956 based on 21,379,403 shares of outstanding common stock, of which 19,692,635 shares are held by non-affiliates, and a per share price of $1.08 based on the closing sale price of our common stock as quoted on the NYSE Amex on December 31, 2010.  Following this offering, we have sold securities with an aggregate market value of $6,809,890 pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Before you invest, you should carefully read this prospectus supplement, the accompanying prospectus and all information incorporated by reference therein.  These documents contain information you should consider when making your investment decision.

Investing in these securities involves significant risks.  We strongly recommend that you read carefully the risks we describe in this prospectus supplement as well as in the accompanying prospectus and the risk factors that are incorporated by reference in this prospectus supplement from our filings made with the Securities and Exchange Commission.  See “Risk Factors” on page S-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 3, 2011.

TABLE OF CONTENTS
Prospectus Supplement

Page
ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
THE OFFERING	S-2
RISK FACTORS	S-2
USE OF PROCEEDS	S-10
DILUTION	S-10
DESCRIPTION OF SECURITIES WE ARE OFFERING	S-11
PRICE RANGE OF COMMON STOCK	S-11
PLAN OF DISTRIBUTION	S-12
PRIVATE PLACEMENT TRANSACTION	S-13
LEGAL MATTERS	S-13

TABLE OF CONTENTS
Prospectus

Page

ABOUT THIS PROSPECTUS	1
ABOUT ZBB ENERGY CORPORATION	1
RISK FACTORS	2
NOTE REGARDING FORWARD-LOOKING STATEMENTS	2
USE OF PROCEEDS	2
DESCRIPTION OF SECURITIES	3
PLAN OF DISTRIBUTION	7
LEGAL MATTERS	10
EXPERTS	10
WHERE YOU CAN FIND ADDITIONAL INFORMATION	10
INCORPORATION BY REFERENCE	10

a-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of shares of our common stock, and also adds to and updates information contained in or incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more information about us and the type of securities we may offer from time to time under our shelf registration statement. To the extent there is a conflict between the information contained, or referred to, in this prospectus supplement, on the one hand, and the information contained, or referred to, in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control. We have not authorized any broker, dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy shares of our common stock, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy shares of our common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying prospectus is delivered or shares of our common stock are sold on a later date.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to the “Company,” “we,” “us” and “our” refer to ZBB Energy Corporation.

THE OFFERING

Securities being offered by us in this offering	504,630 shares of common stock

Common stock to be outstanding after this offering (1)	22,758,525 shares of common stock

Use of proceeds	Any net proceeds we may receive will be used to meet our working capital needs and general corporate purposes. See “Use of Proceeds.”

NYSE Amex symbol	ZBB

Risk factors
Investing in our common stock involves a high degree of risk and purchasers of our common stock may lose their entire investment. See “Risk Factors” and the other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our securities.

(1)   The number of shares of our common stock to be outstanding after this offering assumes the sale of 504,630 shares of common stock and is based on the number of shares of our common stock outstanding as of December 31, 2010. This number does not include, as of December 31, 2010:

●     3,523,677 shares of our common stock issuable upon exercise of options outstanding;

●     3,511,268 shares of our common stock available for issuance to employees, officers and directors under the Company’s 2002 Stock Option Plan, 2005 Employee Option Scheme, 2007 Equity Incentive Plan and 2010 Omnibus Long-term Incentive Plan;

●     1,886,031 shares of our common stock issuable pursuant to currently outstanding non-related party warrants; and

●     The 1,379,122 shares of common stock we expect to issue pursuant to the offering described in our prospectus supplement dated December 29, 2010 filed by us with the SEC on December 30, 2010 (the “Prior Prospectus”); and

●     Shares of common stock expected to be issued in the private placement transaction described under “Private Placement Transaction” in the Prior Prospectus.

RISK FACTORS

Investing in the securities involves significant risks.  Before making an investment decision, you should carefully consider the risks described below and the risk factors described in our SEC filings that are incorporated by reference in this prospectus supplement.  Our business, financial condition or results of operations could be materially and adversely affected by any of these risks.  The trading price of our common stock or other securities could decline due to any of these risks, and you may lose all or part of your investment.

Our stock price could be volatile and our trading volume may fluctuate substantially.

The price of our common stock has been and may in the future continue to be extremely volatile, with the sale price fluctuating from a low of $0.20 to a high of $6.00 since June 18, 2007, the first day our stock was traded on the NYSE Amex (formerly American Stock Exchange). Many factors could have a significant impact on the future price of our common stock, including:

•	our inability to raise additional capital to fund our operations, whether through the issuance of equity securities or debt;

•	our failure to successfully advance the development of our programs or otherwise implement our business objectives;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital committees by or involving us or our competitors;

•	our ability to consummate a strategic transaction to ensure the continued funding of our operations, including corporate collaborations, merger and acquisition activities and consolidations;

•	our ability to successfully integrate our acquisitions and realize anticipated benefits from acquisitions;

•	changes or contemplated changes in U.S. and foreign governmental regulations;

•	competitors’ publicity regarding actual or potential products under development;

•	competitors announcing technological innovations or new commercial products;

•	changes in our intellectual property portfolio or developments or disputes concerning proprietary rights, including patent litigation;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	changes in accounting policies or practices;

•	news reports relating to trends, concerns and other issues in our industry;

•	general domestic and international economic conditions and other external factors;

•	general market conditions; and

•	the degree of trading liquidity in our common stock.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies which may be unrelated to the operating performance of those particular companies. These broad market fluctuations may adversely affect our share price, notwithstanding our operating results.

 For the three-month period ended September 30, 2010, the daily trading volume for shares of our common stock ranged from 7300 to 946,200 shares traded per day, and the average daily trading volume during such three-month period was 120,508 shares traded per day. Accordingly, our investors who wish to dispose of their shares of common stock on any given trading day may not be able to do so or may be able to dispose of only a portion of their shares of common stock.

We have incurred losses and anticipate incurring continuing losses.

For the quarter ended September 30, 2010, the Company had revenues of $0. During this period, the Company had a net loss of $2,034,302. For the year ended June 30, 2009, the Company had revenues of $1,156,792. During this period, the Company had a net loss of $5,561,056. There can be no assurance that the Company will have income from operations or net income in the future. As of September 30, 2010 we had an accumulated deficit of $48.9 million. We anticipate that we will continue to incur losses until we can produce and sell a sufficient number of our systems to be profitable. However, we cannot predict when we will operate profitably, if ever. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

We will need additional financing.

We will need additional financing to maintain and expand our business, and such financing may not be available on favorable terms, if at all. In the event that we issue any additional equity securities, investors’ interests in the company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional equity securities, such issuances also will cause a reduction in the proportionate ownership and voting power of all other stockholders. Further, any such issuance may result in a change in control.

When we need additional financing, we cannot provide assurance that it will be available on favorable terms, if at all. If we need funds and cannot raise them on acceptable terms, we may not be able to:

•	execute our growth plan;

•	take advantage of future opportunities, including synergistic acquisitions;

•	respond to customers and competition; or

•	remain in operation.

We are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to shareholders of our common stock. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interests in us.

We may issue debt and/or senior equity securities in the future, including the debentures and/or shares of Series A preferred stock issuable under our Amended and Restated Securities Purchase Agreement with Socius CG II, Ltd. which would be senior to our common stock upon liquidation. Upon liquidation, holders of our debt securities, senior equity securities and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock.

If we fail to adequately manage our resources, it could have a severe negative impact on our financial results or stock price.

We could be subject to fluctuations in technology spending by existing and potential customers. Accordingly, we will have to actively manage expenses in a rapidly changing economic environment. This could require reducing costs during economic downturns and selectively growing in periods of economic expansion. If we do not properly manage our resources in response to these conditions, our results of operations could be negatively impacted.

We may be unsuccessful in our efforts to obtain federal government grants which could harm our business and results of operations. We also may be unsuccessful in our efforts to monetize government tax credits and other off balance sheet assets.

We may seek to obtain government grants and subsidies in the future to offset all or a portion of the costs of maintaining and expanding our business. We cannot be certain that we will be able to secure any such government grants or subsidies. Any grants that we may obtain could be terminated, modified or recovered by the granting governmental body under certain conditions. We also have $33 million of net operating loss carryforwards and $14.675 million of Department of Energy sponsored tax credits. We are exploring ways to monetize or to use these off balance sheet assets. However, there can be no assurance that these efforts will prove successful.

Our success depends on our ability to retain our managerial personnel and to attract additional personnel.

Our success depends largely on our ability to attract and retain managerial personnel. Competition for desirable personnel is intense, and there can be no assurance that we will be able to attract and retain the necessary staff. We currently have 31 full-time employees. The loss of members of managerial staff could have a material adverse effect on our future operations and on successful development of products for our target markets. The failure to maintain management and to attract additional key personnel could materially adversely affect our business, financial condition and results of operations.

Businesses and consumers might not adopt alternative energy solutions as a means for obtaining their electricity and power needs, and therefore our revenues may not increase, and we may be unable to achieve and then sustain profitability.

On-site distributed power generation solutions, such as fuel cell, photovoltaic and wind turbine systems, which utilize our energy storage systems, provide an alternative means for obtaining electricity and are relatively new methods of obtaining electrical power that businesses may not adopt at levels sufficient to grow this part of our business. Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices and must be willing to rely upon less traditional means of purchasing electricity. We cannot assure you that businesses and consumers will choose to utilize on-site distributed power at levels sufficient to sustain our business in this area. The development of a mass market for our products may be impacted by many factors which are out of our control, including:

•	market acceptance of fuel cell, photovoltaic and wind turbine systems that incorporate our products;

•	the cost competitiveness of these systems;

•	regulatory requirements; and

•	the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop these products.

Our industry is highly competitive and we may be unable to successfully compete.

We compete in the market for renewable energy products and services which is intensely competitive. Evolving industry standards, rapid price changes and product obsolescence also impact the market. Our competitors include many domestic and foreign companies, most of which have substantially greater financial, marketing, personnel and other resources than we do. Our current competitors or new market entrants could introduce new or enhanced technologies, products or services with features that render our technologies, products or services obsolete or less marketable. Our success will be dependent upon our ability to develop products that are superior to existing products and products introduced in the future, and which are cost effective. In addition, we may be required to continually enhance any products that are developed as well as introduce new products that keep pace with technological change and address the increasingly sophisticated needs of the marketplace. Even if our technology currently proves to be commercially feasible, there is extensive research and development being conducted on alternative energy sources that may render our technologies and protocols obsolete or otherwise non-competitive.

 Technological developments in any of a large number of competing processes and technologies could make our technology obsolete and we have little ability to manage that risk. There can be no assurance that we will be able to keep pace with the technological demands of the marketplace or successfully develop products that will succeed in the marketplace. As a small company, we will be at a competitive disadvantage to most of our competitors, which include larger, established companies that have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than us.

 There can be no assurance that new products or technologies, presently unknown to management, will not, at any time in the future and without warning, render our technology less competitive or even obsolete. Technology advances claimed by current or new competitors may ultimately prove to make our products obsolete. Major companies, academic and research institutions, or others, for example, could develop new products which could potentially render our products obsolete. Moreover, our technology could be susceptible to being analyzed and reconstructed by an existing or potential competitor. Although the Company may be the license holder of certain United States patents respecting its products, we may not have the financial resources to successfully defend such patents, were it to become necessary, by bringing patent infringement suits against parties that have substantially greater resources than those available to us.

 In addition, competitors may develop technology and products that can be sold and installed at a lower per unit cost. There can be no assurance that we will have the capital resources available to undertake the research which may be necessary to upgrade our equipment or develop new devices to meet the efficiencies of changing technologies. Our inability to adapt to technological change could have a materially adverse effect on our results of operations.

Unless we keep pace with changing technologies, we could lose existing customers and fail to win new customers.

Our future success will depend upon our ability to develop and introduce a variety of new products and services and enhancements to these new products and services in order to address the changing needs of the marketplace. We may not be able to accurately predict which technologies customers will support. If we do not introduce new products, services and enhancements in a timely manner, if we fail to choose correctly among technical alternatives or if we fail to offer innovative products and services at competitive prices, customers may forego purchases of our products and services and purchase those of our competitors.

If our products do not perform as promised, we could experience increased costs, lower margins and harm to our reputation.

The failure of our products to perform as promised could result in increased costs, lower margins and harm to our reputation. This could result in contract terminations and have a material adverse effect on our business and financial results.

Our relationships with our strategic partners may not be successful and we may not be successful in establishing additional partnerships, which could adversely affect our ability to commercialize our products and services.

An important element of our business strategy is to enter into strategic partnerships with partners who can assist us in achieving our business goals. If we are unable to reach agreements with suitable strategic partners, we may fail to meet our business objectives for the commercialization of our products. We may face significant competition in seeking appropriate alliance partners. Moreover, these development agreements and strategic alliances are complex to negotiate and time consuming to document. We may not be successful in our efforts to establish additional strategic partnerships or other alternative arrangements. The terms of any additional strategic partnerships or other arrangements that we establish may not be favorable to us. In addition, these partnerships may not be successful, and we may be unable to sell and market our products to these companies and their affiliates and customers in the future, or growth opportunities may not materialize, any of which could adversely affect our business, financial condition and results of operations.

Shortages or delay of supplies of component parts may adversely affect our operating results until alternate sources can be developed.

Our operations are dependent on the ability of suppliers to deliver quality components, devices and subassemblies in time to meet critical manufacturing and distribution schedules. If we experience any constrained supply of any such component parts, such constraints, if persistent, may adversely affect operating results until alternate sourcing can be developed. There may be an increased risk of supplier constraints in periods where we are increasing production volume to meet customer demands. Volatility in the prices of these component parts, an inability to secure enough components at reasonable prices to build new products in a timely manner in the quantities and configurations demanded or, conversely, a temporary oversupply of these parts, could adversely affect our future operating results.

We have no experience manufacturing our products on a large-scale basis and may be unable to do so at our current facility.

To date, we have achieved only very limited production of our energy storage systems and have no experience manufacturing our products on a large-scale basis. In February 2006 we acquired a building we were previously leasing in Menomonee Falls, Wisconsin which provides up to 72,000 square feet for use as a manufacturing facility. This facility is currently producing at less than 10% of its expected capacity. However, we do not know whether our current manufacturing facility, even if operating at full capacity, will be adequate to enable us to produce the energy storage systems in sufficient quantities to meet hoped for future orders. If there is demand for our products, our inability to manufacture a sufficient number of units on a timely basis would have a material adverse effect on our business prospects, financial condition and results of operations.

We market and sell, and plan to market and sell, our products in numerous international markets. If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be adversely affected.

We market and sell, and plan to market and sell, our products in a number of foreign countries, including Australia, South Africa, Canada, European Union countries, the United Kingdom, Italy, Chile, Brazil, India, Mexico as well as Puerto Rico, various Caribbean island nations and various southeast Asia countries, and we are therefore subject to risks associated with having international operations. Risks inherent in international operations include, but are not limited to, the following:

•	changes in general economic and political conditions in the countries in which we operate;

•	unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to renewable energy, environmental protection, permitting, export duties and quotas;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•
fluctuations in exchange rates may affect demand for our products and may adversely affect our profitability in US dollars to the extent the price of our products and cost of raw materials and labor are denominated in a foreign currency;

•	difficulty with staffing and managing widespread operations;

•	difficulty of, and costs relating to compliance with, the different commercial and legal requirements of the overseas markets in which we offer and sell our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	difficulty in enforcing agreements in foreign legal systems.

Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business, which in turn could adversely affect our business, financial condition and results of operations.

Currency translation and transaction risk may adversely affect our business, financial condition and results of operations.

Our reporting currency is the US dollar, and we conduct our business and incur costs in the local currency of most countries in which we operate. As a result, we are subject to currency translation risk. We expect a portion of our revenues to be generated outside the United States and denominated in foreign currencies in the future. Changes in exchange rates between foreign currencies and the US dollar could affect our revenues and cost of revenues, and could result in exchange losses. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. Currently, we do not engage in any exchange rate hedging activities and, as a result, any volatility in currency exchange rates may have an immediate adverse effect on our business, results of operations and financial condition.

The success of our business depends on our ability to develop and protect our intellectual property rights, which could be expensive.

Our success depends to a significant extent on our ability to obtain patent protection on technologies and products and preserve trade secrets and to operate without infringing the proprietary rights of others. There can be no assurance that any patent applications or patents we are able to license will afford any competitive advantages or will not be challenged or circumvented by third parties. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any of our potential products can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

 We also rely on trademarks, copyrights, trade secrets and know-how to develop, maintain and strengthen our competitive positions. While we take steps to protect our proprietary rights to the extent possible, there can be no assurance that third parties will not know, discover or develop independently equivalent proprietary information or techniques, that they will not gain access to our trade secrets or disclose our trade secrets to the public. Therefore, we cannot guarantee that we can maintain and protect unpatented proprietary information and trade secrets. Misappropriation of our intellectual property would have an adverse effect on our competitive position and may cause us to incur substantial litigation costs.

We may be subject to claims that we infringe the intellectual property rights of others, and unfavorable outcomes could harm our business.

Our future operations may be subject to claims, and potential litigation, arising from our alleged infringement of patents, trade secrets or copyrights owned by other third parties. We intend to fully comply with the law in avoiding such infringements. However, we may become subject to claims of infringement, including such claims or litigation initiated by existing, better-funded competitors. We could also become involved in disputes regarding the ownership of intellectual property rights that relate to our technologies. These disputes could arise out of collaboration relationships, strategic partnerships or other relationships. Any such litigation could be expensive, take significant time, and could divert management’s attention from other business concerns. Our failure to prevail in any such legal proceedings, or even the mere occurrence of such legal proceedings, could substantially affect our ability to meet our expenses and continue operations.

If our stockholders’ equity continues to remain below the minimum requirement, our common stock may be delisted from the NYSE Amex, which would cause our common stock to become less liquid.

Our shares have been listed on the NYSE Amex (formerly the American Stock Exchange) since June 18, 2007.  We are required to comply with all reporting and listing requirements on a timely manner and maintain our corporate governance and independent director standards. The NYSE Amex imposes, among other requirements, listing maintenance standards including minimum stockholders’ equity, minimum price and market capitalization requirements.

On October 8, 2010, we filed a Current Report on Form 8-K with the SEC reporting that based on a review of our financial statements for the fiscal year ended June 30, 2010 and informal discussions with the staff of the NYSE Amex (the “Exchange”), we expected to receive a deficiency letter from the Exchange.  On December 2, 2010, we received the expected deficiency letter from the Exchange informing us that as of June 30, 2010 and September 30, 2010 our stockholders’ equity was below the minimum $2 million required by Section 1003(a)(i) of the Exchange’s Company Guide.

 Receipt of this letter does not have any immediate effect upon the listing of our common stock.  Under applicable Exchange rules, we have until January 3, 2011 to submit a plan advising the Exchange staff of action we have taken, or will take, that would bring us into compliance with the continued listing standards within 18 months.

 As discussed in our Form 10-K for the fiscal year ended June 30, 2010, we have financing vehicles in place which we believe will provide us the equity capital we requires.  Accordingly, we intend to submit a plan to the Exchange staff which will outline the actions and timeframe by which we intend to cure the listing deficiency and to regain compliance with the Exchange’s continued listing requirements.

 If the Exchange accepts our plan, we will be able to continue its listing during the plan period and will be subject to continued periodic review by the NYSE Amex staff. If the Plan is not accepted or is accepted but the we do not make progress consistent with the Plan during the plan period, the Exchange could initiate delisting proceedings.  If the NYSE Amex delists our common stock from trading for this reason or for failing to meet any other ongoing listing requirements, we will be adversely affected and our stock will become less liquid. There can be no assurance that our securities will remain eligible for trading on the NYSE Amex.

We have never paid cash dividends and do not intend to do so.

We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

 USE OF PROCEEDS

We will receive proceeds of $545,000 from the sale of the common stock, before deducting estimated offering expenses.  We estimate net proceeds after offering expenses will be approximately $535,000.

We will use the net proceeds from this offering for general corporate purposes, which may include working capital and/or capital expenditures.  The amounts and timing of the expenditures may vary significantly.  Accordingly, our management will have broad discretion in the application of the net proceeds of this offering.  We reserve the right to change the use of proceeds as a result of certain contingencies such as competitive developments, opportunities to acquire technologies or products and other factors.

 DILUTION

Our net tangible book value as of September 30, 2010 was ($1,753,373) or ($0.11) per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. On a pro forma basis after giving effect to (1) our issuance of a total of 3,329,467 shares of common stock to investors in connection with  the transaction reported in our Current Report on Form 8-K filed with the SEC on October 13, 2010 for an aggregate purchase price of $1,435,000, and (2) our issuance on November 15, 2010 of a total of 1,309,066 shares of common stock to Socius CG II, Ltd. for a total purchase price of $490,000 in connection with the second tranche under our Amended and Restated Securities Purchase Agreement with Socius CG II, Ltd. dated August 30, 2010 (the “Socius Purchase Agreement”) and the conversion on November 10, 2010 of $517,168 of debentures previously issued by us to Socius under the Socius Purchase Agreement into shares of Series A preferred stock, each as described in our Quarterly Report on Form 10-Q filed with the SEC on November 15, 2010, and (3) our issuance of 180,000 shares of restricted stock pursuant to our 2010 Omnibus Long-term Incentive Plan our net tangible book value as of September 30, 2010 would have been 982,913 or $0.05 per share of common stock.  On a pro forma as adjusted basis assuming the issuance and sale of all shares of common stock issuable under this offering, our net tangible book value as of September 30, 2010 would have been $1,517,820, or $0.07 per share. This represents an immediate increase in net tangible book value of $0.18 per share to existing stockholders and an immediate dilution in net tangible book value of $1.01 per share to purchasers of common stock in this offering.  The following table illustrates this calculation.

Offering price per share of common stock		$1.08
Pro forma net tangible book value per share as of September 30, 2010	$(0.11)
Increase per share attributable to this offering	$0.18
As adjusted tangible book value per share after this offering		$0.07
Dilution per share to new investors in this offering		$1.01

The number of shares of common stock outstanding used for existing stockholders in the table and calculations above is based on 16,560,870 outstanding as of September 30, 2010 and excludes:

•	2,258,792 shares of our common stock issuable upon exercise of options outstanding;

•
776,153 shares of our common stock available for issuance to employees, officers and directors under the Company’s 2002 Stock Option Plan, 2005 Employee Option Scheme, 2007 Equity Incentive Plan and 2010 Omnibus Long-term Incentive Plan; and

•	1,846,031 shares of our common stock issuable pursuant to currently outstanding non-related party warrants;

•
The 1,379,122 shares of common stock we expect to issue pursuant to the offering described in our prospectus supplement dated December 29, 2010 filed by us with the SEC on December 30, 2010 (the “Prior Prospectus”); and

•	Shares of common stock expected to be issued in the private placement transaction described under “Private Placement Transaction” in the Prior Prospectus.

 DESCRIPTION OF SECURITIES WE ARE OFFERING

In this offering, we are offering 504,630 shares of our common stock.

Common Stock

The material terms and provisions of our common stock are described under the caption “Description of Securities – Common Stock” starting on page 3 of the accompanying prospectus.

 PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NYSE Amex under the symbol “ZBB.”  As of December 31, 2010, there were 21,379,403 shares of our common stock outstanding.  The following table sets forth the high and low sales prices by quarter for the periods indicated.

	High	Low
Fiscal Year Ended June 30, 2011

First Quarter	$1.20	$0.41
Second Quarter	$0.93	$0.43

Fiscal Year Ended June 30, 2010

First Quarter	$1.61	$1.00
Second Quarter	$1.45	$0.90
Third Quarter	$2.00	$0.78
Fourth Quarter	$0.86	$0.20

Fiscal Year Ended June 30, 2009

First Quarter	$4.22	$1.86
Second Quarter	$2.60	$0.80
Third Quarter	$1.60	$0.68
Fourth Quarter	$1.85	$0.75

On December 31, 2010, the last sale price for our common stock as reported by the NYSE Amex was $1.08 per share.

We have never declared or paid any cash dividends with respect to our common stock. We currently anticipate that we will retain all future earnings for the operation and expansion of our business and do not intend to declare dividends in the foreseeable future. There are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our common stock.

 PLAN OF DISTRIBUTION

We are conducting this offering on a self-underwritten, best efforts basis and there will be no underwriter or placement agent involved in the sale of the shares of common stock. We intend to sell the shares of common stock to the Initial Purchasers at a price of $1.08 per share of common stock.

Each Initial Purchaser in the offering will execute a stock purchase agreement with us providing for the purchase of the shares of common stock.

On December 29, 2010, we entered into a financial advisory agreement with Stonegate Securities, Inc., or Stonegate. Pursuant to the financial advisory agreement, we will pay Stonegate a cash fee of $10,000 for financial advisory services in connection with this offering.

Closing of the purchase and sale of the shares is subject to customary closing conditions, including approval of the issuance of the shares by NYSE Amex. The form stock purchase agreement with the Initial Purchasers and the financial advisory agreement will be included as exhibits to a Current Report on Form 8-K that we will file with the SEC in connection with this offering and incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

 LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus supplement will be passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin.